EXHIBIT 99.1

Addex Presents Positive Results from GABAB PAM Cough Program at the Thirteenth London International Cough Symposium (13th LICS)

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, July 15, 2024 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, announced today that positive results from the Company’s novel gamma-aminobutyric acid sub-type B receptor (GABAB) positive allosteric modulator (PAM) chronic cough program will be presented during the Thirteenth London International Cough Symposium (13th LICS) on July 19 and an abstract is available to conference participants on-line from today.

In models of chronic cough in guinea pigs, the candidate GABAB PAM, significantly and dose-dependently reduced citric acid-induced cough frequency (minimal efficacious dose 1 mg/kg), increased cough latency and showed no signs of tolerance after sub-chronic treatment. In comparison with the GABAB agonist baclofen, the selective GABAB PAM showed a wider safety margin, separating its minimal efficacious dose from the dose linked to side-effects. Baclofen exhibits antitussive properties, but its broad clinical use is hampered by its short half-life and central nervous system side effects including sedation.

“To our knowledge, this is the first time a highly selective GABAB PAM has demonstrated antitussive activity in animal models of cough,” said Dr. Mikhail Kalinichev, Head of Translational Science at Addex, who will be presenting the data. “We believe that a GABAB PAM with antitussive efficacy, combined with reduced centrally-mediated side-effects and improved tolerability in comparison to baclofen, has the potential to become a best-in-class treatment for chronic cough.”

About GABAB activation and cough:
The main inhibitory neurotransmitter GABA activates ionotropic (GABAA) and metabotropic (GABAB) types of receptors. GABAB receptors are widely expressed on airways and in the central and peripheral components of the cough neural circuit. Activating GABAB receptors to treat chronic cough has been clinically validated with baclofen, a selective GABAB agonist, that binds the receptor within the orthosteric GABA binding site. Baclofen is used off-label to treat chronic cough patients, but its wider use is limited due to serious side effects, short half-life and gradual loss of efficacy during chronic treatment. Targeting an allosteric site of the receptor is expected to provide many advantages, including higher selectivity, better tolerability and lack of tolerance compared to an orthosteric compound.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals Inc., has completed several Phase 2 clinical studies, including in schizophrenia, anxious depression and, more recently, one in epilepsy patients. The Company’s second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in dyskinesia associated with Parkinson’s disease and post-stroke/TBI recovery. In Addex’s GABAB PAM partnership with Indivior, multiple drug candidates are advancing through clinical candidate selection for substance use disorder. Under the agreement with Indivior, Addex is advancing an independent GABAB PAM program for chronic cough. Addex also holds a 20% share in a private company, Neurosterix LLC which is advancing a portfolio of allosteric modulator programs including M4PAM for schizophrenia, mGlu7NAM for undisclosed psychiatric indications and mGlu2NAM for mild neurocognitive disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on April 18, 2024, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.